Caledonia Mining signs a Memorandum of Understanding with a South African Black Economic Empowerment Consortium

Toronto, Ontario –15th August 2005:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the signing of a Memorandum of Understanding with a Black Economic Empowerment Consortium ("Consortium") with respect to its South African assets

Full details of the Consortium will be disclosed once the deal has been finalized.

Under South African legislation introduced in May 2004, and in order to receive New Order Prospecting Rights and Mining Licences, Caledonia must comply with the Minerals and Petroleum Resources Development Act 2002.  The Act refers in particular to a requirement for an effective Black Economic participation of at least 26% equity in mining companies within ten years.

In terms of the transaction being negotiated, the Consortium will at a negotiated fair market value, purchase an equity interest of at least 15% in Caledonia’s South African assets with the option to acquire up to 30% of these assets thereafter.

Stefan Hayden, President and CEO of Caledonia, said: "Caledonia has taken an important first step towards ensuring our South African assets comply with local legislation required to receive the New Order Prospecting Rights and Mining Licenses.  We have carefully selected this Consortium for its proven leadership and the broad representation of its members which includes woman’s groups and the local communities in areas where Caledonia operates.  We believe our new partners will be active stakeholders, contributing to the growth and expansion of the South African business for the benefit of all our shareholders."

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.